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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)
PRICE SENSITIVE INFORMATION
FURTHER INFORMATION ON POSSIBLE VERY SUBSTANTIAL ACQUISITION
ESTABLISHMENT OF A JOINT VENTURE IN THE PRC

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the announcement of the Company dated 15 May 2012 regarding the proposed signing of the Cooperation Framework Agreement (the “Announcement”).

Unless otherwise specified, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that Beijing Municipal Commission of Economy and Information Technology, Beijing Economic-Technological Development Area Management Committee and SMIC Beijing have entered into the Cooperation Framework Document at the signing ceremony held in Beijing, PRC today.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 15 May 2012

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board and executive Director; Tzu-Yin Chiu as Chief Executive Officer and executive Director, Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his alternate) and Zhou Jie as non-executive Directors; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as independent non-executive Directors.